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ANNUAL AUDITED REPORTSEC
~FORM_X-17A-5~ Mail Processing
PART III   Section
FEB 2 4 2016

SEC FILE NUMBER
8-67511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder
Washington DC
404

REPORT FOR THE PERIOD BEGINNING 01/01/2015 _____ AND ENDING ____ 12/31/2015 ____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSC-BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 CENTERPOINTE DRIVE, SUITE 400
_____
                                                    (No. and Street)

LAKE OSWEGO _____ OR _____ 97035 _____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    ANTHONY DIAMOS _____ (404) 536-6984 _____
                                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL D. STAR, P.A., CPA
_____
        (Name – *if individual, state last, first, middle name*)

2422 SOUTH ATLANTIC AVENUE	DAYTONA BEACH	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____CHARLES BOTCHWAY_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____MSC-BD, LLC_____ , as

of _____DECEMBER 31_____ , 2015_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
PRESIDENT/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSC-BD, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2015

MSC-BD, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

	Page Numbers
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 8
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015	9 - 10
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report	11
INDEPENDENT AUDITORS' REPORT ON SIPC ANNUAL GENERAL ASSESSMENT	13

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of MSC-BD, LLC

We have audited the financial statements of MSC-BD, LLC ("Company") which comprise the
statement of financial condition as of December 31, 2015, and the related statements of
operations, changes in member's equity, and cash flows for the year then ended December 31,
2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the
related notes to the financial statements and supplemental information. The Company's
management is responsible for these financial statements. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. The company is not required to have, nor were we engaged to perform, an audit of
its internal control over financial reporting. Our audit included consideration of internal control
over financial reporting as a basis for designing audit procedures that are appropriate in the
circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
company's internal control over financial reporting. Accordingly, we express no such opinion. An
audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements, assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that
that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of MSC-BD, LLC as of December 31, 2015, and the results of its
operations and its cash flows for the year then ended in accordance with accounting principles
generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been
subjected to audit procedures performed in conjunction with the audit of the Company's financial
statements.

-1-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of MSC-BD, LLC's financial statements. The supplemental information is the responsibility of MSC-BD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 16, 2016

MSC-BD, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	For Year Ended December 31, 2015
CURRENT ASSETS	
Cash and cash equivalents	$ 15,743
Commissions and fees receivable	102,260
Other assets	6,056
Total current assets	124,059
Other non-current assets, less accumulated amortization	-
TOTAL ASSETS	$ 124,059
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Commissions payable	$ 90,205
Accounts payable	620
Other accrued expenses	1,263
Total current liabilities	92,088
MEMBERS' EQUITY	
Undistributed earnings	31,971
Total Stockholders' Equity	31,971
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 124,059

See notes to financial statements and auditors' report.

MSC-BD, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2015

		2015
REVENUES:		
Commissions and Fee Income	$	333,612
Consulting fees		126,405
Other income		-
Total revenue		460,017
EXPENSES:		
Commission expenses	$	417,973
General operating expenses		11,012
Professional services		40,100
Regulatory fees		12,288
Total expenses		481,373
NET (LOSS) FROM OPERATIONS	$	(21,356)

MSC-BD, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2015

	Total Member's Equity
Balances, December 31, 2014	$ 19,907
Plus Capital Contributions	38,420
Less Distributions	(5,000)
Net income (loss) for 2015	(21,356)
Balances, December 31, 2015	$ 31,971

See notes to financial statements and auditors' report.

MSC-BD, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (21,356)
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	
Net change in operating assets and liabilities:	
Increase in commissions receivable	(6,628)
Increase in prepaid expenses	1,068
Increase in accounts payable	(904)
Increase in accrued expenses	(2,149)
Increase in other expenses	
Decrease in deferred revenue	
NET CASH PROVIDED BY OPERATING ACTIVITIES	(29,969)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment & leasehold improvements	
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in distributions	(5,000)
Net change Capital contributions	38,420
Net change in advances from related party	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	33,420
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,451
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,292
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,743

MSC-BD, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Business
MSC-BD, LLC ("Company") is a Florida Limited Liability Company formed on May 23, 2011. Previously the Company was incorporated as an S Corporation on July 10, 2006. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Parent"), an Illinois Limited Liability Company. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority. The Company provides accredited Investor to selectively participate in alternate private placement transactions not typically available to them. The Company also offers its investors variable annuity, mutual funds, and capital raising products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenue as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collective amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2015, management believes all receivables to be fully collectible.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is a Limited Liability Company ("LLC") for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company is a single member LLC and is a disregarded entity for IRS purposed. Therefore, the Company has no federal, state, or local filing requirement. The Company's members are taxes on the Company's earnings.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2015) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MSC-BD, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015

Note 2 **_Financial Instruments and Concentration of Risk_**

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2015.

Note 3 Commitments, Contingencies, and Related Party Transactions

On December 11, 2014 a complaint was filed with FINRA. The Company successfully prevailed with its response to this complaint. There was no liability as a result and the complaint has been completely resolved.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2015, the Company has net allowable capital of $25,915 which exceeded the required net capital by $19,776.

Note 5 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

MSC-BD, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity from Statement of Financial Condition	$	31,971
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		31,971
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2015		-
Total capital and allowable subordinated liabilities		31,971
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		6,056
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		25,915
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	25,915

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	6,139
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	6,139
Excess net capital		19,776
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		16,706

See notes to financial statements and auditors' report.

-9-

MSC-BD, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	92,088
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	92,088
Ratio: Aggregate indebtedness to net capital (3.5535)		355.35%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of form X-17A-5 as of December 31, 2015)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	25,915
Net audit adjustments	-
Net capital per above	25,915

NOTE: There are no material differences between the above computation of net capital and the correspor computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2015.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
MSC-BD, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) MSC-BD, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are no aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael P. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 16, 2016

-11-

Rule 15C3-3 Exemption Report

MSC-BD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.l 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3- 1(a)(2)(vi) (the Net Capital Rule).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(i)(the Customer Protection Rule). MSC-BD, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending December 31, 2015, MSC-BD, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Charles Botchway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

Date: 02/17/16

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of MSC-BD, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MSC-BD, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating MSC-BD, LLC's compliance with the applicable instructions of Form SIPC-7. MSC-BD, LLC's management is responsible for MSC-BD, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 16, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended   December 31   , 20 15
(Read carefully the Instructions In your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067511 FINRA DEC
MSC-BD, LLC
5 CENTERPOINTE DRIVE, SUITE 400
LAKE OSWEGO, OR 97035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so Indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $466

    B. Less payment made with SIPC-6 filed (exclude interest)   (302   )
      JULY 29, 2015
           Date Paid

    C. Less prior overpayment applied   (   )

    D. Assessment balance due or (overpayment)

    E. interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $164

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 164.00

    H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MSC-BD, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 2nd day of FEBRUARY , 20 2016 .

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
   Postmarked   Received   Reviewed

Calculations_____   Documentation_____   Forward Copy_____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __January 1__, 20 **15**
and ending __December 31__, 20 **15**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $460,018

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidieries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in treding accounts. _____

    (4) Interest and dividend expense deducted in determining Item 2a. _____

    (5) Net loss from management of or perticipation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of varieble annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 215,612

    (2) Revenues from commodity trensactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions end markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, benkers acceptences or commercial paper that meture nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not releted either directly or indirectly to the securities business.
    (See Instruction C):

        REITS Income _____ 58,000

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greeter of line (i) or (ii) _____

        Total deductions 273,612

2d. SIPC Net Operating Revenues $186,406

2e. General Assessment @ .0025 $466

(to page 1, line 2.A.)

2